May 23, 2019

Naveen Anand
Chief Executive Officer
Hallmark Financial Services, Inc.
777 Main Street, Suite 1000
Fort Worth, TX 76102

       Re: Hallmark Financial Services, Inc.
           Registration Statement on Form S-3
           Filed May 15, 2019
           File No. 333-231502

Dear Mr. Anand:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Steven D. Davidson, Esq.